UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2022

Partners Bancorp

(Exact name of registrant as specified in its charter)

Maryland	001-39285	52-1559535
(State or other jurisdiction	(Commission file number)	(IRS Employer
of incorporation)		Identification No.)

2245 Northwood Drive, Salisbury, Maryland 21801

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (410) 548-1100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PTRS	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02    Results of Operations and Financial Condition.

On March 8, 2022, Partners Bancorp (the “Company”) issued a press release reporting its financial results for the three and twelve months ended December 31, 2021. A copy of the Company’s press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 2.02.

The information disclosed in or incorporated by reference into this Item 2.02, including Exhibit 99.1, is furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 8.01   Other Events.

As previously reported, on November 4, 2021, the Company entered into an Agreement and Plan of Merger with OceanFirst Financial Corp., (“OCFC”), and Coastal Merger Sub Corp. The portions of the earnings release that relate to the Company’s pending merger with OCFC are hereby incorporated by reference from Exhibit 99.1.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits.

Number	Description
99.1	Partners Bancorp press release dated March 8, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARTNERS BANCORP
(Registrant)

	By:	/s/ Lloyd B. Harrison, III
Name: Lloyd B. Harrison, III
Title: Chief Executive Officer

Dated: March 8, 2022

Exhibit 99.1

PRESS RELEASE

Partners Bancorp Reports Results of Operations for the Fourth Quarter and Full Year 2021

SALISBURY, MD – March 8, 2022 – Partners Bancorp (NASDAQ: PTRS) (the “Company”), the parent company of The Bank of Delmarva (“Delmarva”), Seaford, Delaware, and Virginia Partners Bank (“Virginia Partners”), Fredericksburg, Virginia, reported net income attributable to the Company of $1.5 million, or $0.08 per share, for the three months ended December 31, 2021, a $351 thousand or 31.6% increase when compared to net income attributable to the Company of $1.1 million, or $0.06 per share, for the same period in 2020. For the twelve months ended December 31, 2021, the Company reported net income attributable to the Company of $7.4 million, or $0.42 per share, a $1.7 million or 30.7% increase when compared to net income attributable to the Company of $5.7 million, or $0.32 per share, for the same period in 2020.

As previously disclosed, on November 4, 2021, the Company and OceanFirst Financial Corp. (“OceanFirst”) announced that they have entered into a definitive agreement and plan of merger pursuant to which the Company will merge into OceanFirst, with OceanFirst surviving, and following which Virginia Partners and Delmarva will each successively merge with and into OceanFirst Bank, N.A., with OceanFirst Bank surviving each bank merger. The mergers are subject to receiving the requisite approval of the Company’s stockholders, receipt of all required regulatory approvals and fulfillment of other customary closing conditions.

The Company’s results of operations for the three and twelve months ended December 31, 2021 were directly impacted by the following:

Positive Impacts:

●	An increase in net interest income due primarily to lower rates paid on average interest-bearing deposit balances, a decrease in average borrowings balances, and an increase in average loan balances, which were partially offset by lower loan yields earned and an increase in average interest-bearing deposit balances. Net interest income was negatively impacted during the three months ended December 31, 2021 due to lower net loan fees earned related to the forgiveness of loans originated and funded under the Paycheck Protection Program (“PPP”) of the Small Business Administration, but was positively impacted during the twelve months ended December 31, 2021 due to higher net loan fees earned related to the forgiveness of loans originated and funded under the PPP; and

●	A significantly lower provision for credit losses due to the current economic environment and the milder impact of the COVID-19 pandemic compared to December 31, 2020.

Negative Impacts:

●	A lower net interest margin (tax equivalent basis);

●	Lower gains on sales and calls of investment securities;

●	Reduced operating results from Virginia Partners’ majority owned subsidiary Johnson Mortgage Company, LLC, partially offset by higher mortgage division fees at Delmarva;

●	Higher losses on other real estate owned due to valuation adjustments and lower gains on sales for the twelve months ended December 31, 2021;

●	Expenses associated with Virginia Partners’ new key hires and expansion into the Greater Washington market, including opening its new full-service branch and commercial banking office in Reston, Virginia during the third quarter of 2021, and Delmarva opening its new information technology and training center late in the fourth quarter of 2020 and its twelfth full-service branch at 26th Street in Ocean City, Maryland during the second quarter of 2021; and

●	Expenses associated with the Company’s pending merger with OceanFirst, including $896 thousand in stock-based compensation expense related to the accelerated vesting of restricted stock awards, which accelerated vesting was subject to the prior approval of the Company and was not contingent on the actual merger closing, and $979 thousand in merger related expenses, all of which were recognized in the fourth quarter of 2021.

As previously disclosed, on January 26, 2022, the Company’s board of directors declared a cash dividend of $0.025 per share, which was paid on February 15, 2022, to holders of record of its common stock as of the close of business on February 8, 2022.

For the three months ended December 31, 2021, the Company’s annualized return on average assets, annualized return on average equity and efficiency ratio were 0.35%, 4.19% and 87.43%, respectively, as compared to 0.29%, 3.29% and 74.74%, respectively, for the same period in 2020.

For the twelve months ended December 31, 2021, the Company’s return on average assets, return on average equity and efficiency ratio were 0.46%, 5.44% and 76.97%, respectively, as compared to 0.40%, 4.24% and 71.96%, respectively, for the same period in 2020.

The increase in net income attributable to the Company for the three and twelve months ended December 31, 2021, as compared to the same periods in 2020, was driven by an increase in net interest income and a lower provision for credit losses, and was partially offset by a decrease in other income and higher other expenses and federal and state income taxes.

Interest Income and Expense – Three Months Ended December 31, 2021 and 2020

Net interest income and net interest margin

Net interest income in the fourth quarter of 2021 increased by $591 thousand, or 5.2%, when compared to the fourth quarter of 2020. The Company's net interest margin (tax equivalent basis) decreased to 2.96%, representing a decrease of 3 basis points for the three months ended December 31, 2021 as compared to the same period in 2020. The decrease in the net interest margin (tax equivalent basis) was primarily due to a decrease in the yields earned on average loans, due primarily to lower net loan fees earned related to the forgiveness of loans originated and funded under the PPP, and lower average balances of investment securities, which were partially offset by higher average balances of loans, higher yields earned on average investment securities, and lower average balances of and rates paid on average interest-bearing liabilities. The Company’s net interest margin (tax equivalent basis) was also negatively impacted by higher average balances of interest bearing deposits in other financial institutions and federal funds sold, and were partially offset by lower average balances of cash and due from banks, each of which are lower yielding interest-earning assets. Total interest income decreased by $285 thousand, or 2.0%, for the three months ended December 31, 2021 while total interest expense decreased by $876 thousand, or 31.0%, both as compared to the same period in 2020. The most significant factors impacting net interest income during the three month period ended December 31, 2021 were as follows:

Positive Impacts:

●	Increases in average loan balances, primarily due to organic loan growth, which was partially offset by the forgiveness of loans originated and funded under the PPP;

●	Higher investment securities yields, primarily due to lower accelerated pre-payments on mortgage-backed investment securities and higher interest rates over the comparable periods, partially offset by calls on higher yielding investment securities in the current low interest rate environment;

●	Decrease in the rate paid on average interest-bearing deposit balances, primarily due to lower rates paid on average money market and time deposits, partially offset by increases in average interest-bearing deposit balances, primarily due to organic deposit growth; and

●	Decrease in average borrowings balances, primarily due to a decrease in the average balance of Federal Home Loan Bank advances resulting from maturities and payoffs of borrowings that were not replaced, a decrease in average borrowings at the Federal Reserve Bank Discount Window under the PPP Liquidity Facility in which the loans under the PPP originated by the Company were previously pledged as collateral, the early redemption of $2.0 million in subordinated notes payable, net, in early July 2021, and higher rates paid. The increase in average rates paid was primarily due to the decreases in the average balances of Federal Home Loan Bank advances and borrowings at the Federal Reserve Bank Discount Window under the PPP Liquidity Facility, both of which were lower cost interest-bearing liabilities, partially offset by the early redemption of subordinated notes payable, which was a higher cost interest-bearing liability.

Negative Impacts:

●	Lower loan yields, primarily due to lower net loan fees earned related to the forgiveness of loans originated and funded under the PPP;

●	Decreases in average investment securities balances, primarily due to calls on higher yielding investment securities in the current low interest rate environment, which was partially offset by lower accelerated pre-payments on mortgage-backed investment securities; and

●	Increases in average interest bearing deposits in other financial institutions and federal funds sold, partially offset by a decrease in average cash and due from banks, primarily due to deposit growth outpacing loan growth, and higher yields on each.

Loans

Average loan balances increased by $57.4 million, or 5.4%, and average yields earned decreased by 0.36% to 4.68% for the three months ended December 31, 2021, as compared to the same period in 2020. The increase in average loan balances was primarily due to organic loan growth, including average growth of approximately $43.7 million in loans related to Virginia Partners’ recent expansion into the Greater Washington market, which was partially offset by the forgiveness of loans originated and funded under the PPP. Organic loan growth continued to be negatively impacted by higher pay-offs and tempered loan demand due to the uncertainty surrounding the COVID-19 pandemic. The decrease in average yields earned was primarily due to lower net loan fees earned related to the forgiveness of loans originated and funded under the PPP, pay-offs of higher yielding fixed rate loans, repricing of variable rate loans, and lower average yields on new loan originations, including loans originated under the PPP at an interest rate of 1%. Total average loans were 69.5% of total average interest-earning assets for the three months ended December 31, 2021, compared to 70.4% for the three months ended December 31, 2020.

Investment securities

Average total investment securities balances decreased by $5.1 million, or 3.7%, and average yields earned increased by 0.01% to 1.99% for the three months ended December 31, 2021, as compared to the same period in 2020, primarily due to lower accelerated pre-payments on mortgage-backed investment securities and higher interest rates over the comparable period, which were partially offset by calls on higher yielding investment securities in the low interest rate environment. During the fourth quarter of 2020, accelerated pre-payments on mortgage-backed investment securities caused the premiums paid on these investment securities to be amortized into expense on an accelerated basis thereby reducing income and yield earned. Total average investment securities were 8.2% of total average interest-earning assets for the three months ended December 31, 2021, compared to 9.1% for the three months ended December 31, 2020.

Interest-bearing deposits

Average total interest-bearing deposit balances increased by $67.6 million, or 7.8%, and average rates paid decreased by 0.35% to 0.61% for the three months ended December 31, 2021, as compared to the same period in 2020, primarily due to organic deposit growth, including average growth of approximately $19.8 million in interest-bearing deposits related to Virginia Partners’ recent expansion into the Greater Washington market, and a decrease in the average rate paid on money market and time deposits due to the decline in interest rates beginning late in the first quarter of 2020.

Borrowings

Average total borrowings decreased by $93.3 million, or 65.5%, and average rates paid increased by 2.00% to 4.01% for the three months ended December 31, 2021, as compared to the same period in 2020. The decrease in average total borrowings balances was primarily due to a decrease in the average balance of Federal Home Loan Bank advances resulting from maturities and payoffs of borrowings that were not replaced, a decrease in average borrowings at the Federal Reserve Bank Discount Window under the PPP Liquidity Facility in which the loans under the PPP originated by the Company were previously pledged as collateral, and the early redemption of $2.0 million in subordinated notes payable, net, in early July 2021. The increase in average rates paid was primarily due to the decreases in the average balances of Federal Home Loan Bank advances and borrowings at the Federal Reserve Bank Discount Window under the PPP Liquidity Facility, which were lower cost interest-bearing liabilities, partially offset by the early redemption of subordinated notes payable, which was a higher cost interest-bearing liability.

Interest Income and Expense – Twelve Months Ended December 31, 2021 and 2020

Net interest income and net interest margin

Net interest income for the twelve months ended December 31, 2021 increased by $2.6 million, or 6.0%, when compared to the twelve months ended December 31, 2020. The Company's net interest margin (tax equivalent basis) decreased to 3.02%, representing a decrease of 15 basis points for the twelve months ended December 31, 2021 as compared to the same period in 2020. The decrease in the net interest margin (tax equivalent basis) was primarily due to a decrease in the yields earned on average loans and investment securities, and higher average balances of interest-bearing liabilities. These margin pressures were offset by higher net loan fees earned related to the forgiveness of loans originated and funded under the PPP, increases in average loan and investment securities balances, and lower rates paid on average interest-bearing liabilities. The Company’s net interest margin (tax equivalent basis) was also negatively impacted by higher average balances of cash and due from banks, interest bearing deposits in other financial institutions and federal funds sold, which are lower yielding interest-earning assets. Total interest income decreased by $743 thousand, or 1.3%, for the twelve months ended December 31, 2021 while total interest expense decreased by $3.4 million, or 27.5%, both as compared to the same period in 2020. The most significant factors impacting net interest income during the twelve months ended December 31, 2021 were as follows:

Positive Impacts:

●	Increases in average loan balances, primarily due to organic loan growth and loans originated and funded under the PPP, and higher net loan fees earned related to the forgiveness of loans originated and funded under the PPP, partially offset by lower loan yields;

●	Increases in average investment securities balances, primarily due to management of the investment securities portfolio in light of the Company's liquidity needs, partially offset by lower investment securities yields;

●	Decrease in the rate paid on average interest-bearing deposit balances, primarily due to lower rates paid on average money market and time deposits, partially offset by increases in average interest-bearing deposit balances, primarily due to organic deposit growth; and

●	Decrease in average borrowings balances, primarily due to a decrease in the average balance of Federal Home Loan Bank advances resulting from maturities and payoffs of borrowings that were not replaced, a decrease in average borrowings at the Federal Reserve Bank Discount Window under the PPP Liquidity Facility in which the loans under the PPP originated by the Company were previously pledged as collateral, the early redemption of $2.0 million in subordinated notes payable, net, in early July 2021, which were partially offset by the issuance of $18.1 million in subordinated notes payable, net, in late June 2020, and higher rates paid. The increase in average rates paid was primarily due to the issuance of subordinated notes payable being a higher cost interest-bearing liability and the decreases in the average balances of Federal Home Loan Bank advances and borrowings at the Federal Reserve Bank Discount Window under the PPP Liquidity Facility, which were both lower cost interest-bearing liabilities, partially offset by the early redemption of subordinated notes payable, which was a higher cost interest-bearing liability.

Negative Impacts:

●	Increases in average cash and due from banks, interest bearing deposits in other financial institutions and federal funds sold, primarily due to deposit growth outpacing loan growth, and lower yields on each.

Loans

Average loan balances increased by $45.4 million, or 4.3%, and average yields earned decreased by 0.18% to 4.85% for the twelve months ended December 31, 2021, as compared to the same period in 2020. The increase in average loan balances was primarily due to organic loan growth, including average growth of approximately $24.7 million in loans related to Virginia Partners’ recent expansion into the Greater Washington market, and loans originated and funded under the PPP, which were partially offset by the forgiveness of loans originated and funded under the PPP. Organic loan growth continued to be negatively impacted by higher pay-offs and tempered loan demand due to the uncertainty surrounding the COVID-19 pandemic. The decrease in average yields earned was primarily due to pay-offs of higher yielding fixed rate loans, repricing of variable rate loans, and lower average yields on new loan originations, including loans originated under the PPP at an interest rate of 1%, which were partially offset by higher net loan fees earned related to the forgiveness of loans originated and funded under the PPP. Total average loans were 70.5% of total average interest-earning assets for the twelve months ended December 31, 2021, compared to 75.4% for the twelve months ended December 31, 2020.

Investment securities

Average total investment securities balances increased by $1.7 million, or 1.3%, and average yields earned decreased by 0.62% to 1.89% for the twelve months ended December 31, 2021, as compared to the same period in 2020, primarily due to management of the investment securities portfolio in light of the Company's liquidity needs and lower interest rates over the comparable period. In addition, the decrease in average yields earned was driven by accelerated prepayments on mortgage-backed investment securities in the low interest rate environment. These prepayments have caused the premiums paid on these investment securities to be amortized into expense on an accelerated basis thereby reducing income and yield earned. Total average investment securities were 8.4% of total average interest-earning assets for the twelve months ended December 31, 2021, compared to 9.3% for the twelve months ended December 31, 2020.

Interest-bearing deposits

Average total interest-bearing deposit balances increased by $101.3 million, or 12.5%, and average rates paid decreased by 0.44% to 0.73% for the twelve months ended December 31, 2021, as compared to the same period in 2020, primarily due to organic deposit growth, including average growth of approximately $13.1 million in deposits related to Virginia Partners’ recent expansion into the Greater Washington market, and a decrease in the average rate paid on money market and time deposits due to the decline in interest rates beginning late in the first quarter of 2020.

Borrowings

Average total borrowings decreased by $76.7 million, or 56.7%, and average rates paid increased by 1.61% to 3.62% for the twelve months ended December 31, 2021, as compared to the same period in 2020. The decrease in average total borrowings balances was primarily due to a decrease in the average balance of Federal Home Loan Bank advances resulting from maturities and payoffs of borrowings that were not replaced, a decrease in average borrowings at the Federal Reserve Bank Discount Window under the PPP Liquidity Facility in which the loans under the PPP originated by the Company were previously pledged as collateral, and the early redemption of $2.0 million in subordinated notes payable, net, in early July 2021, which were partially offset by the issuance of $18.1 million in subordinated notes payable, net, in late June 2020. The increase in average rates paid was primarily due to the issuance of subordinated notes payable, which is a higher cost interest-bearing liability, and the decreases in the average balances of Federal Home Loan Bank advances and borrowings at the Federal Reserve Bank Discount Window under the PPP Liquidity Facility, which were both lower cost interest-bearing liabilities, partially offset by the early redemption of subordinated notes payable, which was a higher cost interest-bearing liability.

Provision for (Reversal of) Credit Losses

The (reversal of) credit losses in the fourth quarter of 2021 was $245 thousand, a decrease of $2.0 million, or 114.0%, when compared to the provision for credit losses of $1.8 million in the fourth quarter of 2020. The (reversal of) credit losses in the fourth quarter of 2021, as compared to the provision for credit losses in the same period of 2020, was primarily due to a reduction of qualitative adjustment factors that had previously been increased in the allowance for credit losses related to the COVID-19 pandemic and the uncertainty in the economic environment and the reversal of specific reserves on purchased credit impaired loans acquired in the Virginia Partners acquisition due to improved performance, which were partially offset by an increase in historical loss rates, loans acquired in the Virginia Partners acquisition that have converted from acquired to originated status, and organic loan growth. The provision for credit losses for the twelve months ended December 31, 2021 was $2.3 million, a decrease of $4.6 million, or 66.3%, when compared to the provision for credit losses of $6.9 million for the twelve months ended December 31, 2020. The decrease in the provision for credit losses during the twelve months ended December 31, 2021, as compared to the same period of 2020, was primarily due to a reduction of qualitative adjustment factors that had previously been increased in the allowance for credit losses related to the COVID-19 pandemic and the uncertainty in the economic environment and the reversal of specific reserves on purchased credit impaired loans acquired in the Virginia Partners acquisition due to improved performance, which were partially offset by the deterioration in asset quality and increased specific reserves of two loan relationships, the deterioration in asset quality and the establishment of a specific reserve on one loan relationship that has been individually evaluated for impairment, an increase in historical loss rates, loans acquired in the Virginia Partners acquisition that have converted from acquired to originated status, and organic loan growth.

The (reversal of) provision for credit losses during the three and twelve months ended December 31, 2021, as well as the allowance for credit losses as of December 31, 2021, represents management’s best estimate of the impact of the COVID-19 pandemic on the ability of the Company’s borrowers to repay their loans. Management continues to carefully assess the exposure of the Company’s loan portfolio to COVID-19 pandemic related factors, economic trends and their potential effect on asset quality. As of December 31, 2021, the Company’s delinquencies and nonperforming assets had not been materially impacted by the COVID-19 pandemic. In addition, as of December 31, 2021, all of the loan balances that were approved by the Company, on a consolidated basis, for loan payment deferrals or payments of interest only have either resumed regular payments or have been paid off.

Other Income

Other income in the fourth quarter of 2021 decreased by $693 thousand, or 28.0%, when compared to the fourth quarter of 2020. Key changes in the components of other income for the three months ended December 31, 2021, as compared to the same period in 2020, are as follows:

●	Service charges on deposit accounts increased by $27 thousand, or 12.9%, due primarily to increases in overdraft fees as a result of the easing of restrictions and the lifting of lockdowns in the Company’s markets of operation and Virginia Partners no longer automatically waiving overdraft fees which was previously done in an effort to provide all necessary financial support and services to its customers and communities, both as related to the ongoing COVID-19 pandemic as compared to the same period of 2020;

●	Gains on sales and calls of investment securities decreased by $28 thousand, or 84.5%, due primarily to Virginia Partners recording gains of $5 thousand on sales or calls of investment securities during the fourth quarter of 2021, as compared to recording $33 thousand in gains on sales or calls of investment securities during the same period of 2020;

●	Mortgage banking income decreased by $759 thousand, or 52.3%, due primarily to Virginia Partners’ majority owned subsidiary Johnson Mortgage Company, LLC having a lower volume of loan closings as compared to the same period in 2020;

●	(Losses) on sales of other assets decreased by less than $1 thousand as a result of Delmarva recording a loss on the disposal of assets during the three months ended December 31, 2020 that was not present during the three months ended December 31, 2021; and

●	Other income increased by $67 thousand, or 8.6%, due primarily to increases in debit card income and ATM fees, higher mortgage division fees at Delmarva, and Delmarva recording higher earnings on bank owned life insurance policies due to additional purchases made in 2021, which were partially offset by Virginia Partners recording lower fees from its participation in a loan hedging program with a correspondent bank.

Other income for the twelve months ended December 31, 2021 decreased by $170 thousand, or 2.0%, when compared to the twelve months ended December 31, 2020. Key changes in the components of other income for the twelve months ended December 31, 2021, as compared to the same period in 2020, are as follows:

●	Service charges on deposit accounts decreased by $38 thousand, or 4.5%, due primarily to decreases in nonsufficient fund fees as a result of the significant increase in deposit balances, which was partially offset by increases in overdraft fees as a result of the easing of restrictions and the lifting of lockdowns in the Company’s markets of operation and Virginia Partners no longer automatically waiving overdraft fees which was previously done in an effort to provide all necessary financial support and services to its customers and communities, both as related to the ongoing COVID-19 pandemic as compared to the same period of 2020;

●	Gains on sales and calls of investment securities decreased by $574 thousand, or 95.4%, due primarily to Delmarva recording $3 thousand in gains on sales or calls of investment securities during the twelve months ended December 31, 2021, as compared to recording $187 thousand in gains on sales and calls of investment securities during the same period of 2020. In addition, Virginia Partners recorded gains of $25 thousand on the sales and calls of investment securities during the twelve months ended December 31, 2021, as compared to recording $414 thousand in gains on sales and calls of investment securities during the same period of 2020;

●	Mortgage banking income decreased by $283 thousand, or 7.0%, due primarily to Virginia Partners’ majority owned subsidiary Johnson Mortgage Company, LLC having a lower volume of loan closings as compared to the same period in 2020;

●	Gains (losses) on sales of other assets increased by $2 thousand due primarily to Delmarva selling its VISA credit card portfolio during the first quarter of 2021, as compared to Delmarva recording a loss of less than $1 thousand on the disposal of information technology assets during the third quarter of 2020; and

●	Other income increased by $723 thousand, or 24.1%, due primarily to higher mortgage division fees at Delmarva, increases in debit card income, merchant card and ATM fees, and Delmarva recording higher earnings on bank owned life insurance policies due to additional purchases made in 2021, which were partially offset by Virginia Partners recording lower fees from its participation in a loan hedging program with a correspondent bank.

Other Expenses

Other expenses in the fourth quarter of 2021 increased by $1.7 million, or 16.3%, when compared to the fourth quarter of 2020. Key changes in the components of other expenses for the three months ended December 31, 2021, as compared to the same period in 2020, are as follows:

●	Salaries and employee benefits increased by $981 thousand, or 17.6%, primarily due to increases related to staffing changes, including expenses associated with Virginia Partners’ new key hires and expansion into the Greater Washington market and Delmarva opening its new full-service branch at 26th Street in Ocean City, Maryland, merit increases, stock-based compensation expense and benefit costs. In connection with its pending merger with OceanFirst, during the fourth quarter of 2021 the Company recorded $896 thousand in stock-based compensation expense related to the accelerated vesting of restricted stock awards, which accelerated vesting was subject to the prior approval of the Company and was not contingent on the actual merger closing. In addition, due to the decrease in mortgage banking income from Virginia Partners’ majority owned subsidiary Johnson Mortgage Company, LLC, salaries and employee benefits decreased due to a decrease in commissions expense paid;

●	Premises and equipment increased by $152 thousand, or 12.7%, primarily due to increases related to Delmarva opening its new information technology and training center late in the fourth quarter of 2020 and its new full-service branch at 26th Street in Ocean City, Maryland during the second quarter of 2021, Virginia Partners opening its new full-service branch and commercial banking office in Reston, Virginia during the third quarter of 2021, and software amortization associated with Virginia Partners’ core conversion that was completed during the fourth quarter of 2020;

●	Amortization of core deposit intangible decreased by $28 thousand, or 16.4%, primarily due to lower amortization related to the $2.7 million and $1.5 million, respectively, in core deposit intangibles recognized in the Virginia Partners and Liberty Bell Bank acquisitions;

●	(Gains) losses on other real estate owned increased by $40 thousand, or 151.3%, primarily due to a gain on the sale of one property during the fourth quarter of 2021, as compared to no gain being recorded during the same period of 2020, no valuation adjustments being recorded on properties during the fourth quarter of 2021 as compared to the fourth quarter of 2020, and lower expenses related to other real estate owned;

●	Merger related expenses increased by $979 thousand, or 100.0%, primarily due to legal fees, investment banking fees and other costs associated with the pending merger with OceanFirst; and

●	Other expenses decreased by $362 thousand, or 10.8%, primarily due to lower expenses related to FDIC insurance assessments, loans, legal, and data and item processing, which were partially offset by higher expenses related to director fees, telephone and data circuits, advertising, ATMs, consulting, travel and entertainment, Virginia Partners state franchise tax, debit/credit/merchant card transactions, and accounting.

Other expenses during the twelve months ended December 31, 2021 increased by $4.9 million, or 13.1%, when compared to the twelve months ended December 31, 2020. Key changes in the components of other expenses for the twelve months ended December 31, 2021, as compared to the same period in 2020, are as follows:

●	Salaries and employee benefits increased by $3.0 million, or 15.0%, primarily due to increases related to staffing changes, including expenses associated with Virginia Partners’ new key hires and expansion into the Greater Washington market and Delmarva opening its new full-service branch at 26th Street in Ocean City, Maryland, merit increases, stock-based compensation expense and benefit costs. In connection with its pending merger with OceanFirst, during the fourth quarter of 2021 the Company recorded $896 thousand in stock-based compensation expense related to the accelerated vesting of restricted stock awards, which accelerated vesting was subject to the prior approval of the Company and was not contingent on the actual merger closing. In addition, due to the decrease in mortgage banking income from Virginia Partners’ majority owned subsidiary Johnson Mortgage Company, LLC, salaries and employee benefits decreased due to a decrease in commissions expense paid;

●	Premises and equipment increased by $533 thousand, or 11.6%, primarily due to increases related to Delmarva opening its new information technology and training center late in the fourth quarter of 2020 and its new full-service branch at 26th Street in Ocean City, Maryland during the second quarter of 2021, Virginia Partners opening its new full-service branch and commercial banking office in Reston, Virginia during the third quarter of 2021, expenses associated with Delmarva’s core conversion that was completed in the third quarter of 2021, and software amortization associated with Virginia Partners’ core conversion that was completed in the fourth quarter of 2020, which were partially offset by lower expenses related to building security at Virginia Partners;

●	Amortization of core deposit intangible decreased by $114 thousand, or 15.9%, primarily due to lower amortization related to the $2.7 million and $1.5 million, respectively, in core deposit intangibles recognized in the Virginia Partners and Liberty Bell Bank acquisitions;

●	Losses on other real estate owned increased by $69 thousand, or 68.1%, primarily due to higher valuation adjustments being recorded on properties and lower gains on the sales of properties during the twelve months ended December 31, 2021 as compared to the same period of 2020, and lower expenses related to other real estate owned;

●	Merger related expenses increased by $971 thousand, or 12,951.0%, primarily due to legal fees, investment banking fees and other costs associated with the pending merger with OceanFirst; and

●	Other expenses increased by $421 thousand, or 3.6%, primarily due to higher expenses related to FDIC insurance assessments, internet banking charges, director fees, core conversion, printing and supplies, travel and entertainment, consulting, telephone and data circuits, other losses, debit/credit/merchant card transactions, accounting, and Virginia Partners state franchise tax, which were partially offset by lower expenses related to legal and data and item processing.

Federal and State Income Taxes

Federal and state income taxes for the three months ended December 31, 2021 increased by $88 thousand, or 28.3%, when compared to the three months ended December 31, 2020. This increase was due primarily to higher consolidated income before taxes, which was partially offset by higher earnings on tax-exempt income, primarily bank owned life insurance policies. For the three months ended December 31, 2021, the Company’s effective tax rate was approximately 21.5% as compared to 21.9% for the same period in 2020.

Federal and state income taxes for the twelve months ended December 31, 2021 increased by $525 thousand, or 30.5%, when compared to the twelve months ended December 31, 2020. This increase was due primarily to higher consolidated income before taxes, which was partially offset by higher earnings on tax-exempt income, primarily bank owned life insurance policies. For the twelve months ended December 31, 2021, the Company’s effective tax rate was approximately 23.3% as compared to 23.3% for the same period in 2020.

Virginia Partners is not subject to Virginia state income tax, but instead pays Virginia franchise tax. The Virginia franchise tax paid by Virginia Partners is recorded in the “Other expenses” line item on the Consolidated Statements of Income for the three and twelve months ended December 31, 2021 and 2020.

Balance Sheet

Changes in key balance sheet components as of December 31, 2021 compared to December 31, 2020 were as follows:

●	Total assets as of December 31, 2021 were $1.64 billion, an increase of $130.8 million, or 8.6%, from December 31, 2020. Key drivers of this change were increases in cash and cash equivalents and total loans held for investment;

●	Interest bearing deposits in other financial institutions as of December 31, 2021 were $297.9 million, an increase of $79.2 million, or 36.2%, from December 31, 2020. Key drivers of this change were total deposit growth outpacing total loan growth, a decrease in investment securities available for sale, at fair value, and the Company repositioning its excess liquidity in order to earn higher amounts of interest income, which were partially offset by a decrease in long-term borrowings with the Federal Home Loan Bank and other borrowings;

●	Federal funds sold as of December 31, 2021 were $28.0 million, a decrease of $22.3 million, or 44.3%, from December 31, 2020. Key drivers of this change were the aforementioned items noted in the analysis of interest bearing deposits in other financial institutions;

●	Investment securities available for sale, at fair value as of December 31, 2021 were $122.0 million, a decrease of $2.9 million, or 2.3%, from December 31, 2020. Key drivers of this change were higher yielding investment securities being called, accelerated prepayments on mortgage-backed investment securities in the low interest rate environment and a decrease in unrealized gains on the investment securities available for sale portfolio;

●	Loans, net of unamortized discounts on acquired loans of $2.3 million as of December 31, 2021 were $1.12 billion, an increase of $81.7 million, or 7.9%, from December 31, 2020. Key drivers of this change were the origination and funding of approximately $30.9 million in loans under round two of the PPP, which was partially offset by forgiveness payments received of approximately $65.0 million under rounds one and two of the PPP, and an increase in organic growth, including growth of approximately $50.2 million in loans related to Virginia Partners’ recent expansion into the Greater Washington market. As of December 31, 2021, approximately $8.2 million in loans under round two of the PPP were still outstanding;

●	Total deposits as of December 31, 2021 were $1.44 billion, an increase of $174.7 million, or 13.8%, from December 31, 2020. Key drivers of this change were organic growth as a result of our continued focus on total relationship banking and Virginia Partners’ recent expansion into the Greater Washington market, customers seeking the liquidity and safety of deposit accounts in light of continuing economic uncertainty surrounding the COVID-19 pandemic, and the funding of loans under round two of the PPP, the proceeds of which were deposited directly into the operating accounts of these customers at the Company;

●	Total borrowings as of December 31, 2021 were $49.2 million, a decrease of $50.2 million, or 50.5%, from December 31, 2020. Key drivers of this change was a decrease in long-term borrowings with the Federal Home Loan Bank resulting from maturities and payoffs of borrowings that were not replaced, the early redemption of $2.0 million in subordinated notes payable, net, in early July 2021, and a decrease in borrowings at the Federal Reserve Bank Discount Window under the PPP Liquidity Facility in which the loans under the PPP originated by the Company had previously been pledged as collateral. During the first quarter of 2021, the Company used a portion of its excess cash and cash equivalents to repay all borrowings that were previously outstanding under the PPP Liquidity Facility; and

•	Total stockholders’ equity as of December 31, 2021 was $141.4 million, an increase of $4.7 million, or 3.4%, from December 31, 2020. Key drivers of this change was the net income attributable to the Company for the twelve months ended December 31, 2021 and stock-based compensation expense related to restricted stock awards, which were partially offset by the decrease in accumulated other comprehensive income, net of tax, cash dividends paid to shareholders and the repurchase of shares of the Company’s common stock under the Company’s Board of Directors approved stock purchase plan.

As of December 31, 2021, all of the capital ratios of Delmarva and Virginia Partners continue to exceed regulatory requirements, with total risk-based capital substantially above well-capitalized regulatory requirements.

Asset Quality

The asset quality measures depicted below continue to reflect the Company’s efforts to prudently charge-off loans as losses are identified and maintain an appropriate allowance for credit losses.

The following table depicts the net charge-off (recovery) activity for the three and twelve months ended December 31, 2021 and 2020:

Net Charge-off (Recovery) Activity

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Dollars in Thousands	2021	2020	2021	2020
Net charge-offs (recoveries)	$131	$(55)	$870	$995
Net charge-offs (recoveries)/Average loans*	0.05%	-0.02%	0.08%	0.10%

*  Annualized for the three months ended December 31, 2021 and 2020, respectively.

The following table depicts the level of the allowance for credit losses as of December 31, 2021 and December 31, 2020:

Allowance for Credit Losses

Dollars in Thousands	December 31, 2021	December 31, 2020
Allowance for credit losses	$14,656	$13,203
Allowance for credit losses/Period end loans	1.31%	1.28%
Allowance for credit losses/Period end loans (excluding PPP loans)	1.32%	1.33%
Allowance for credit losses/Nonaccrual loans	163.55%	268.90%
Allowance for credit losses/Nonperforming loans	163.55%	268.79%

As of December 31, 2021, the Company has not yet adopted FASB ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The adoption of this accounting standard will require the Company to calculate its allowance for credit losses on the basis of the current expected credit losses over the lifetime of our loans, or the CECL model, which is expected to be applicable to the Company beginning in 2023.

The following table depicts the unamortized discounts on acquired loans related to the acquisitions of Liberty Bell Bank and Virginia Partners:

Unamortized Discounts on Acquired Loans

Dollars in Thousands	December 31, 2021	December 31, 2020
Unamortized discounts on acquired loans	$2,329	$4,005

The following table depicts the level of nonperforming assets as of December 31, 2021 and December 31, 2020:

Nonperforming Assets

Dollars in Thousands	December 31, 2021	December 31, 2020
Nonaccrual loans	$8,961	$4,910
Loans past due 90 days and accruing interest	$-	$2
Total nonperforming loans	$8,961	$4,912
Other real estate owned, net	$837	$2,677
Total nonperforming assets	$9,798	$7,589
Nonperforming assets/Total assets	0.60%	0.50%
Nonperforming assets/Total loans and other real estate owned, net	0.88%	0.73%

COVID-19 Pandemic Update

In connection with the ongoing COVID-19 pandemic, both Delmarva and Virginia Partners continue to follow their pandemic response plans, which were enacted in February 2020. To date, management believes that the plans have been implemented successfully. As of December 31, 2021, both Delmarva and Virginia Partners branch operations were operating under normal lobby and drive-thru hours. In addition, the majority of Delmarva’s and Virginia Partners’ employees, with a few exceptions, have shifted from remote work to returning to the office on either a full-time or hybrid basis. Delmarva and Virginia Partners continue to take necessary precautions in order to protect their staffs, customers and their families as well as their communities, and to limit the ongoing impact of the COVID-19 pandemic.

The Company’s focus from the beginning has been ensuring the health and safety of its employees and customers, providing all necessary financial support and services to its customers and communities, continuing to operate Delmarva and Virginia Partners in a safe and sound manner, and protecting the investment its shareholders have made in the Company. Beginning late in the first quarter of 2020, both Delmarva and Virginia Partners began assisting their customers in obtaining loans under the PPP in order to further assist their communities. During round one of this program, on a consolidated basis, the Company directly originated and funded almost 700 loans totaling approximately $64.2 million, all of which were previously pledged as collateral to the Federal Reserve Bank Discount Window under the PPP Liquidity Facility. Beginning in the fourth quarter of 2020 and continuing through the fourth quarter of 2021, the Company received forgiveness payments from the Small Business Administration related to all of these loans. As of December 31, 2021, on a consolidated basis, the Company had no loans outstanding under round one of this program.

Beginning early in the first quarter of 2021, both Delmarva and Virginia Partners began assisting their customers in obtaining loans under round two of this program. As of December 31, 2021, on a consolidated basis, the Company has directly originated and funded over 430 loans totaling approximately $30.9 million, none of which have been pledged as collateral to the Federal Reserve Bank Discount Window under the PPP Liquidity Facility. As of December 31, 2021, on a consolidated basis, the Company had approximately $8.2 million in loans still outstanding under round two of this program. Aggregate fees, net of costs to originate, from the Small Business Administration of approximately $416 thousand will continue to be recognized in interest income over the life of these loans. Upon forgiveness of these loans, the remaining aggregate fees, net of costs to originate, will be recognized in interest income on an accelerated basis.

In addition, in an effort to support the Company’s borrowers in their times of need, the Company has granted loan payment deferrals to certain borrowers, who were current on their payments prior to the COVID-19 pandemic, on a short-term basis of three to six months. At the peak, which occurred during the second quarter of 2020, the Company, on a consolidated basis, had approved loan payment deferrals or payments of interest only for 548 loans totaling $286.6 million, which represented approximately 28.8% of total loan balances outstanding. As of December 31, 2021, all of the loan balances that were approved by the Company, on a consolidated basis, for loan payment deferrals or payments of interest only have either resumed regular payments or have been paid off. As of December 31, 2021, on a consolidated basis, there were no loans outstanding with respect to which the Company has granted loan payment deferrals or payments of interest only.

The Company continues to closely monitor credit risk and its exposure to increased loan losses resulting from the impact of the COVID-19 pandemic on its borrowers. The Company has identified nine specific higher risk industries for credit exposure monitoring during this crisis.

The table below identifies these higher risk industries and the Company’s exposure to them as of December 31, 2021:

As of December 31, 2021

Higher Risk Industries	Loan balances outstanding (dollars in thousands)	Number of loans outstanding	As a percentage of total loan balances outstanding (%)*
Hospitality (Hotels)	$92,938	38	8.38%
Amusement Services	$8,957	10	0.81%
Restaurants	$51,761	78	4.67%
Retail Commercial Real Estate	$55,751	51	5.03%
Movie Theatres	$7,202	3	0.65%
Aviation	$0	0	0.00%
Charter Boats/Cruises	$0	0	0.00%
Commuter Services	$50	5	0.00%
Manufacturing/Distribution	$2,598	7	0.23%
Totals	$219,257	192	19.77%

*  Excludes loans originated under the PPP of the Small Business Administration.

As of December 31, 2021, there were no loans within these higher risk industries with respect to which the Company has granted loan payment deferrals.

Lloyd B. Harrison, III, the Company’s Chief Executive Officer, commented, “Despite the impact of $896 thousand in stock-based compensation expense related to the accelerated vesting of restricted stock awards, $979 thousand in merger related expenses, and lower net loan fees earned related to PPP loan forgiveness during the fourth quarter of 2021, I am pleased with our improved earnings for the three and twelve months ended December 31, 2021, with net income attributable to the Company increasing by 31.6% and 30.7% when compared to the same periods of 2020. While we experienced an 80.6% net decrease in PPP loans, the Company generated loan growth of 7.9% for the year ended December 31, 2021 and finished the period maintaining strong asset quality. As a company we have continued to focus on expanding and attracting new relationships in our existing and expansion markets. As a result of these efforts, the Company generated strong deposit growth of 13.8% during the year ended December 31, 2021, including growth in non-interest bearing demand deposits of 26.5%, which now represent 34.2% of total deposits at December 31, 2021 as compared to 30.8% at December 31, 2020. The Company’s expansion into the Greater Washington market has continued to occur faster than originally projected. As of December 31, 2021, that expansion has added $50.2 million in net loans and $63.0 million in total deposits, including $42.6 million in non-interest bearing demand deposits.”

Harrison continued, “As previously disclosed, during the fourth quarter of 2021 we announced an exciting transaction pursuant to which we will become part of OceanFirst, a larger, high quality banking franchise. For 2022, in addition to focusing on the steps necessary to successfully complete the merger with OceanFirst, our focus will continue to be finding ways to increase the efficiencies of our combined organization, maintaining asset quality, prudently growing our loan portfolio and deploying excess liquidity. During 2022, we expect that we will continue to face numerous economic and operational challenges related to the ongoing COVID-19 pandemic, geopolitical disruption in financial markets and economies, inflationary pressures and a continued low but potentially rising interest rate environment that has driven margin pressure for Delmarva and Virginia Partners. Despite these challenges, with our current levels of liquidity and capital, combined with our emphasis on total relationship banking as well as our current pipeline of opportunities, we believe we are well positioned to deliver solid growth, increased profitability and enhanced shareholder value.”

About Partners Bancorp

Partners Bancorp is the holding company for The Bank of Delmarva and Virginia Partners Bank. The Bank of Delmarva commenced operations in 1896. The Bank of Delmarva’s main office is in Seaford, Delaware and it conducts full service commercial banking through twelve branch locations in Maryland and Delaware, and three branches, operating under the name Liberty Bell Bank, in the South Jersey/Philadelphia metro market. The Bank of Delmarva focuses on serving its local communities, knowing its customers and providing superior customer service. Virginia Partners Bank, headquartered in Fredericksburg, Virginia, was founded in 2008 and has three branches in Fredericksburg, Virginia and operates a full service branch and commercial banking office in Reston, Virginia. In Maryland, Virginia Partners Bank trades under the name Maryland Partners Bank (a division of Virginia Partners Bank), and operates a full service branch and commercial banking office in La Plata, Maryland and a Loan Production Office in Annapolis, Maryland. Virginia Partners Bank also owns a controlling stake in Johnson Mortgage Company, LLC, which is a residential mortgage company headquartered in Newport News, Virginia, with branch offices in Fredericksburg and Williamsburg, Virginia. For more information, visit www.bankofdelmarvahb.com and www.vapartnersbank.com.

For further information, please contact Lloyd B. Harrison, III, Chief Executive Officer, at 540-899-2234, John W. Breda, President and Chief Operating Officer, at 410-548-1100 x18112, J. Adam Sothen, Chief Financial Officer, at 540-322-5521, or Betsy Eicher, Chief Accounting Officer, at 667-253-2904.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include, without limitation, projections, predictions, expectations, or beliefs about future events or results that are not statements of historical fact. Statements in this press release which express “belief,” “intention,” “expectation,” “potential” and similar expressions, or which use the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “may,” “will,” “intend,” “should,” “could,” or similar expressions, identify forward-looking statements. These forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management. These statements are inherently uncertain, and there can be no assurance that the underlying assumptions will prove to be accurate. Actual results could differ materially from those anticipated or implied by such statements. Forward-looking statements in this release may include, without limitation, statements related to the completion and benefits of the merger with OceanFirst, Mr. Harrison’s quotes and statements regarding expected future financial performance, potential effects of the COVID-19 pandemic, strategic business initiatives including growth in the Greater Washington market and the anticipated effects thereof, margin compression, technology initiatives, asset quality, adequacy of allowances for credit losses and the level of future charge-offs, capital levels, the effect of future market and industry trends and the effects of future interest rate fluctuations. Factors that could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to: (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed merger with OceanFirst may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where OceanFirst and the Company do business, (2) deposit attrition, operating costs, customer losses and other disruptions to the parties’ businesses as a result of the announcement and pendency of the proposed merger, and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement, (4) the risk that the integration of OceanFirst and the Company’s operations will be materially delayed or will be more costly or difficult than expected or that OceanFirst and the Company are otherwise unable to successfully integrate their businesses, (5) the outcome of any legal proceedings instituted against OceanFirst and/or the Company, (6) the failure to obtain required shareholder and governmental approvals (and the risk that such governmental approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (7) reputational risk and potential adverse reactions of OceanFirst and/or the Company’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed merger, (8) the failure of any of the closing conditions in the merger agreement to be satisfied on a timely basis or at all, (9) changes in interest rates, such as volatility in yields on U.S. Treasury bonds and increases or volatility in mortgage rates, (10) general business conditions, as well as conditions within the financial markets, including the impact thereon of geopolitical conflicts such as the military conflict between Russian and Ukraine, (11) general economic conditions, in the United States generally and particularly in the markets in which the Company operates and which its loans are concentrated, including the effects of declines in real estate values, an increase in unemployment levels and slowdowns in economic growth, including as a result of the COVID-19 pandemic, (12) the effect of steps the Company takes in response to the COVID-19 pandemic, the severity and duration of the pandemic and the distribution and efficacy of vaccines, the pace of recovery when the pandemic subsides and the heightened impact it has on many of the risks described herein, (13) legislative or regulatory changes and requirements, including further legislative and regulatory changes related to the COVID-19 pandemic, (14) monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, and the effect of these policies on interest rates and business in our markets, (15) changes in the value of securities held in the Company’s investment portfolios, (16) changes in the quality or composition of the loan portfolios and the value of the collateral securing those loans, (17) changes in the level of net charge-offs on loans and the adequacy of our allowance for credit losses, (18) demand for loan products, (19) deposit flows, (20) the strength of the Company’s counterparties, (21) competition from both banks and non-banks, (22) demand for financial services in the Company’s market area, (23) reliance on third parties for key services, (24) changes in the commercial and residential real estate markets, (25) cyber threats, attacks or events, (26) expansion of Delmarva’s and Virginia Partners’ product offerings, (27) changes in accounting principles, policies and guidelines, and elections by the Company thereunder, and (28) potential claims, damages, and fines related to litigation or government actions, including litigation or actions arising from the Company’s participation in and administration of programs related to the COVID-19 pandemic. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this release. For additional information on risk factors that could affect the forward-looking statements contained herein, see the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other reports filed with the Securities and Exchange Commission (“SEC”).

Additional Information about the Proposed Transaction

In connection with the proposed transaction, OceanFirst has filed a registration statement on Form S-4 that includes a proxy statement of the Company and a prospectus of OceanFirst, which the SEC declared effective on January 18, 2022. The Company commenced mailing of the final proxy statement/prospectus to the Company’s shareholders seeking certain approvals related to the proposed transaction on or about January 19, 2022. Each of OceanFirst and the Company has and may continue to file with the SEC other relevant documents concerning the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the final proxy statement/prospectus and any other relevant documents filed with the SEC in connection with the proposed transaction because they contain important information about OceanFirst, the Company and the proposed transaction. Shareholders are also urged to carefully review OceanFirst’s and the Company’s respective public filings with the SEC, including, but not limited to, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements. Investors and security holders may obtain free copies of the registration statement and the final proxy statement/prospectus and other documents filed with the SEC by OceanFirst and the Company through the website maintained by the SEC at www.sec.gov. The reports, proxy statements and other information filed by OceanFirst with the SEC are available at OceanFirst’s website at www.oceanfirst.com under the tab “Investor Relations,” and then under the heading “SEC Filings.” The reports, proxy statements and other information filed by the Company with the SEC are available at the Company’s website at www.partnersbancorp.com/investor-relations under the tab “SEC Filings.” The web addresses of the SEC, OceanFirst and the Company are included as inactive textual references only. Except as specifically incorporated by reference, the information on OceanFirst’s and the Company’s websites, respectively, is not, and shall not be deemed to be, a part of this press release or incorporated into other filings that either OceanFirst or the Company makes with the SEC.

Participants in the Solicitation

OceanFirst, the Company, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst’s common stock is set forth in OceanFirst’s proxy statement in connection with its 2021 annual meeting of shareholders, as previously filed with the SEC on April 20, 2021. Information about the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in the Company’s proxy statement in connection with its 2021 annual meeting of shareholders, as previously filed with the SEC on April 7, 2021. Additional information regarding the interests of these participants and other persons who may be deemed participants in the solicitation of proxies may be obtained by reading the final proxy statement/prospectus regarding the proposed transaction. Free copies of these documents may be obtained as described above.

PARTNERS BANCORP

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
	(Unaudited)	*
ASSETS
Cash and due from banks	$12,886,968	$13,643,016
Interest bearing deposits in other financial institutions	297,901,913	218,667,336
Federal funds sold	28,039,854	50,300,839
Cash and cash equivalents	338,828,735	282,611,191
Investment securities available for sale, at fair value	122,020,826	124,924,656
Loans held for sale	4,064,312	9,857,991
Loans, less allowance for credit losses of $14,655,654 at December 31, 2021 and $13,202,803 at December 31, 2020	1,102,538,982	1,022,302,061
Accrued interest receivable	4,313,207	5,229,467
Premises and equipment, less accumulated depreciation	16,174,870	15,438,868
Restricted stock	4,869,456	5,444,656
Operating lease right-of-use assets	6,009,025	3,983,493
Finance lease right-of-use assets	1,687,059	1,823,964
Other investments	5,064,801	5,090,786
Deferred income taxes, net	4,715,128	4,395,217
Bank owned life insurance	18,254,339	14,841,304
Other real estate owned, net	837,000	2,676,623
Core deposit intangible, net	2,060,463	2,660,045
Goodwill	9,581,668	9,581,668
Other assets	3,960,109	3,359,430
Total assets	$1,644,979,980	$1,514,221,420

LIABILITIES
Deposits:
Non-interest bearing demand	$493,913,054	$390,511,222
Interest bearing demand	159,420,637	125,130,843
Savings and money market	410,286,409	323,487,886
Time	379,255,563	429,010,254
	1,442,875,663	1,268,140,205
Accrued interest payable on deposits	279,943	401,989
Long-term borrowings with the Federal Home Loan Bank	26,313,214	32,971,786
Subordinated notes payable, net	22,168,305	24,101,069
Other borrowings	755,403	42,382,191
Operating lease liabilities	6,372,332	4,300,831
Finance lease liabilities	2,125,347	2,241,673
Other liabilities	2,722,266	2,986,908
Total liabilities	1,503,612,473	1,377,526,652

COMMITMENTS& CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, par value $.01, authorized 40,000,000 shares, issued and outstanding 17,941,604 as of December 31, 2021 and 17,758,448 as of December 31, 2020, including 28,000 nonvested shares as of December 31, 2021 and 0 nonvested shares as of December 31, 2020, respectively	179,136	177,584
Surplus	88,389,831	87,199,723
Retained earnings	51,304,840	45,673,428
Noncontrolling interest in consolidated subsidiaries	1,179,042	1,345,833
Accumulated other comprehensive income, net of tax	314,658	2,298,200
Total stockholders' equity	141,367,507	136,694,768
Total liabilities and stockholders' equity	$1,644,979,980	$1,514,221,420

*	Derived from audited consolidated financial statements.

The amounts presented in the Consolidated Balance Sheets as of December 31, 2021 are unaudited but include all adjustments which, in management's opinion, are necessary for fair presentation.

PARTNERS BANCORP

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended
	December 31,
	2021	2020
INTEREST INCOME ON:
Loans, including fees	$13,140,457	$13,496,829
Investment securities:
Taxable	343,517	303,686
Tax-exempt	201,275	238,710
Federal funds sold	14,436	8,577
Other interest income	169,577	106,411
	13,869,262	14,154,213

INTEREST EXPENSE ON:
Deposits	1,442,019	2,096,034
Borrowings	512,690	734,998
	1,954,709	2,831,032

NET INTEREST INCOME	11,914,553	11,323,181
(Reversal of) provision for credit losses	(244,676)	1,752,676

NET INTEREST INCOME AFTER (REVERSAL OF) PROVISION FOR CREDIT LOSSES	12,159,229	9,570,505

OTHER INCOME:
Service charges on deposit accounts	235,414	208,465
Gains on sales and calls of investment securities	5,052	32,687
Mortgage banking income	693,962	1,453,313
(Losses) on sales of other assets	-	(487)
Other income	844,092	777,289
	1,778,520	2,471,267

OTHER EXPENSES:
Salaries and employee benefits	6,559,637	5,579,104
Premises and equipment	1,347,773	1,196,122
Amortization of core deposit intangible	144,968	173,360
(Gains) losses on other real estate owned	(13,410)	26,128
Merger related expenses	978,827	-
Other expenses	2,996,839	3,358,447
	12,014,634	10,333,161

INCOME BEFORE TAXES ON INCOME	1,923,115	1,708,611

Federal and state income taxes	400,934	312,475

NET INCOME	$1,522,181	$1,396,136
Net (income) attributable to noncontrolling interest	$(57,560)	$(282,866)
Net income attributable to Partners Bancorp	$1,464,621	$1,113,270

Earnings per common share:
Basic	$0.082	$0.063
Diluted	$0.082	$0.062

The amounts presented in these Consolidated Statements of Income for the three months ended December 31, 2021 and 2020 are unaudited but include all adjustments which, in management's opinion, are necessary for fair presentation.

PARTNERS BANCORP

CONSOLIDATED STATEMENTS OF INCOME

	Twelve Months Ended
	December 31,
	2021	2020
	(Unaudited)	*
INTEREST INCOME ON:
Loans, including fees	$52,757,430	$52,804,510
Investment securities:
Taxable	1,100,995	1,640,617
Tax-exempt	862,643	941,199
Federal funds sold	58,736	125,754
Other interest income	573,153	584,135
	55,352,957	56,096,215

INTEREST EXPENSE ON:
Deposits	6,675,664	9,427,195
Borrowings	2,180,123	2,788,100
	8,855,787	12,215,295

NET INTEREST INCOME	46,497,170	43,880,920
Provision for credit losses	2,323,324	6,894,276

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	44,173,846	36,986,644

OTHER INCOME:
Service charges on deposit accounts	810,780	848,700
Gains on sales and calls of investment securities	27,378	600,997
Mortgage banking income	3,759,450	4,042,411
Gains (losses) on sales of other assets	1,405	(769)
Other income	3,724,058	3,001,254
	8,323,071	8,492,593

OTHER EXPENSES:
Salaries and employee benefits	23,342,606	20,303,840
Premises and equipment	5,136,279	4,603,487
Amortization of core deposit intangible	599,582	713,153
Losses on other real estate owned	169,553	100,884
Merger related expenses	978,827	7,500
Other expenses	12,126,399	11,705,145
	42,353,246	37,434,009

INCOME BEFORE TAXES ON INCOME	10,143,671	8,045,228

Federal and state income taxes	2,247,477	1,722,785

NET INCOME	$7,896,194	$6,322,443
Net (income) attributable to noncontrolling interest	$(483,857)	$(652,890)
Net income attributable to Partners Bancorp	$7,412,337	$5,669,553

Earnings per common share:
Basic	$0.417	$0.318
Diluted	$0.416	$0.318

*	Derived from audited consolidated financial statements.

The amounts presented in these Consolidated Statements of Income for the twelve months ended December 31, 2021 are unaudited but include all adjustments which, in management's opinion, are necessary for fair presentation.